UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

SWEETS & TREATS, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.00001

(Title of Class of Securities)

87042J105

(CUSIP Number)

Xiaolan Wang

Lynx Consulting Group Ltd

Trinity Chambers, P.O. Box 4301

Road Town, Tortola, British Virgin Islands

+86-180-8606-6750

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 15, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note : Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

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The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87042J105	13D	Page 2 of 4 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) LYNX CONSULTING GROUP LTD (non-U.S. entity)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	SOURCE OF FUNDS (see instructions) PF/OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZEN OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,000,000 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,000,000 (1)
	10	SHARE DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,000,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.42%
14	TYPE OF REPORTING PERSON (see instructions) CO

(1) Reporting Person owns 3,000,000 common shares out of 20,800,000 total common shares issued and outstanding. Each share has one vote.

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CUSIP No. 87042J105	13D	Page 3 of 4 Pages

Item 1. Security and Issuer.

This Schedule 13D relates to the Common Stock, par value $0.00001 (the “Common Stock”) of Sweets & Treats, Inc., a Delaware Corporation (the “Issuer”), with principal executive offices located at 8444 Reseda Blvd. Suite B Northridge, California 91324.

Item 2. Identity and Background.

(a)	Lynx Consulting Group Ltd is a corporation (the “Reporting Person”) organized in the British Virgin Islands.
(b)	The business address of the Reporting Person is Trinity Chambers, P.O. BOX 4301, ROAD TOWN, Tortola, British Virgin Islands.
(c)	The Reporting Person is a significant shareholder of the Issuer.
(d)	The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)	The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.
(f)	The Reporting Person was incorporated in the British Virgin Islands.

Item 3. Source or Amount of Funds or Other Consideration.

On July 5, 2016 the Reporting Person entered into a Stock Purchase Agreement with Ms. Tiffany Aguayo, wherein the Reporting Person purchased 3,000,000 shares of common stock. The source of the funds were the Reporting Person’s own funds.

On July 5, 2016 the Reporting Person's beneficial ownership in the Issuer's common stock, at 14.42%, exceeded the 5% threshold triggering reporting under Rule 13D pursuant to the Securities and Exchange Act of 1934, as amended.

Item 4. Purpose of Transaction.

The Reporting Person entered into the purchase of common shares as described in Item 3 above in order to become a significant shareholder of the corporation.

Except as described above, the Reporting Person does not have a definitive plan, arrangement or understanding to seek to cause the Issuer to be merged, reorganized or liquidated, to sell or transfer any assets of the Issuer, to cause the Issuer to change its current board of directors or management, to cause any material change to its capitalization, dividend policy, business, corporate structure, charter or bylaws, to cause the common stock to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act, or to take any action similar to the above.

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CUSIP No. 87042J105	13D	Page 4 of 4 Pages

Item 5. Interest in Securities of the Issuer.

(a)	As of the date hereof, the Reporting Person beneficially owns 3,000,000 shares of the Issuer’s Common Stock, which represents 14.42% of all such shares, based on 20,800,000 shares of Common Stock issued and outstanding as of July 5, 2016.

(b)	The Reporting Person may be deemed to hold sole voting and dispositive power over 3,000,000 shares of Common Stock.

(c)	Other than the acquisition of the shares as reported herein, and as described under Item 4, the Reporting Person has not effected any transactions in the shares of the Issuer during the past 60 days or since the most recent filing of Schedule 13D, whichever is less.

(d)	To the best knowledge of the Reporting Person, no person other than the Reporting Person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the 3,000,000 shares of Common Stock reported in Item 5(a).

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as described above there are no contracts, agreements, understandings of relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer.

Item 7. Material to Be Filed as Exhibits.

None.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LYNX CONSULTING GROUP LTD

July 15, 2016	By:	/s/ Xiaolan Wang
Xiaolan Wang

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